Filed by RF Micro Devices, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: TriQuint Semiconductor, Inc.
Commission File No.: 000-22660
Date: June 18, 2014
RFMD EMPLOYEE FREQUENTLY ASKED QUESTIONS

Question	Answer
Assuming that NewCo will continue with the move towards higher profit margin business, is there also a plan to have NewCo stock pay a dividend like Avago and Skyworks stocks do?	We have not yet determined NewCo’s dividend policy, and any determination to pay dividends in the future will be at the discretion of the NewCo board of directors.
Can you provide clarity on how the stock options, RSU's and ESOPs will be impacted by the merger? Is there a standard formula that converts them pre- to post-merger?
Upon closing of the merger, all of your options (vested and unvested) and restricted stock awards (unvested) will convert to options or restricted stock awards (as applicable) in the new company based on a pre-set exchange ratio for each company. The exchange ratios are contained in the merger agreement and reflect the fact that each company’s shareholders will own approximately half of the new company. The exchange ratios also reflect a 1-for-4 reverse stock split. The exercise periods, vesting schedules and other terms of the awards generally will not change, but the number of shares covered by each award (and the exercise price if you hold options) will be adjusted to reflect the respective exchange ratio.

What will happen to my 401(k) plan/ loan after the closing of the merger?
As we have previously indicated, both companies use Fidelity to administer our 401(k) Plans and we expect to continue to use Fidelity after the closing. Each plan will continue to manage loans under current procedures up to and after the closing date. We also expect to merge the plans after the closing. At that time, all current loans will be assumed by the merged plan. Both plans have offered a full range of investment selections and we will continue to follow this strategy with the merged plan, although some of the fund selections may change.

Will NewCo’s fiscal calendar follow RFMD’s current calendar, TriQuint’s, or something else?
We have decided to follow RFMD’s fiscal calendar, which ends on the Saturday closest to March 31. Typically, quarterly calendars are based on 4/4/5 week months. Occasionally, the fiscal year will have 53 weeks. If so, one of the quarters will have a 5/4/5 week monthly cadence.

End Dates by Quarter:

- Q3FY15 (Q4CY14) December 27, 2014
- Q4FY15 (Q1CY15) March 28, 2015
- Q1FY16 (Q2CY15) June 27, 2015
- Q2FY16 (Q3CY15) Oct 3, 2015*
- Q3FY16 (Q4CY15) Jan 2, 2016
- Q4FY16 (Q1CY16) April 2, 2016*

* FY16 is a 53-week year as the Saturday closest to March 31 is April 2, 2016. The extra week occurs in Q2FY16.

Why is R&D not part of NewCo’s operations group?
In NewCo, the product R&D teams will be housed within the Mobile and IDP business units, which is in line with the current organizational structures at TQNT and RFMD. Process development will predominantly reside in Operations. IDP will have a team focused on the development of advanced semiconductor processes.

Forward-Looking Statements
This communication contains forward-looking statements, including but not limited to those regarding the proposed business combination between RF Micro Devices, Inc. (“RFMD”) and TriQuint Semiconductor, Inc. (“TriQuint”) (the “Business Combination”) and the transactions related thereto. These statements may discuss the anticipated manner, terms and conditions upon which the Business Combination will be consummated, the future performance and trends of the combined businesses, the synergies expected to result from the Business Combination, and similar statements. Forward-looking statements may contain words such as “expect,” “believe,” “may,” “can,” “should,” “will,” “forecast,” “anticipate” or similar expressions, and include the assumptions that underlie such statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including but not limited to: the ability of the parties to consummate the Business Combination in a timely manner or at all; satisfaction of the conditions precedent to consummation of the Business Combination, including the ability to secure regulatory approvals in a timely manner or at all, and approval by RFMD’s shareholders and TriQuint’s stockholders; the possibility of litigation (including related to the transaction itself); RFMD and TriQuint’s ability to successfully integrate their operations, product lines, technology and employees and realize synergies from the Business Combination; unknown, underestimated or undisclosed commitments or liabilities; the level of demand for the combined companies’ products, which is subject to many factors, including uncertain global economic and industry conditions, demand for electronic products and semiconductors, and customers’ new technology and capacity requirements; RFMD’s and TriQuint’s ability to (i) develop, deliver and support a broad range of products, expand their markets and develop new markets, (ii) timely align their cost structures with business conditions, and (iii) attract, motivate and retain key employees; and other risks described in RFMD’s and TriQuint’s Securities and Exchange Commission (“SEC”) filings. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof. Neither RFMD nor TriQuint undertakes any obligation to update any forward-looking statements.

No Offer or Solicitation
This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Additional Information and Where to Find It
In connection with the proposed Business Combination, Rocky Holding, Inc., a newly-formed holding company under RFMD (“HoldCo”), has filed with the SEC a Form S-4 (the “Registration/Joint Proxy Statement”) which includes a registration statement and a preliminary prospectus with respect to HoldCo’s shares to be issued in the Business Combination and a preliminary joint proxy statement of TriQuint and RFMD in connection with the Business Combination. This material is not a substitute for the final Registration/Joint Proxy Statement regarding the proposed Business Combination. The preliminary Registration/Joint Proxy Statement contains, and the final Registration/Joint Proxy Statement will contain, important information about the proposed Business Combination and related matters. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION/JOINT PROXY STATEMENT CAREFULLY. The Registration/Joint Proxy Statement and other relevant materials and any other documents filed by HoldCo, RFMD or TriQuint with the SEC may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, security holders of TriQuint will be able to obtain free copies of the Registration/Joint Proxy Statement from TriQuint by contacting Investor Relations by mail at TriQuint Semiconductor, Inc., 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124, Attn: Investor Relations Department, by telephone at (503) 615-9413, or by going to TriQuint’s Investor Relations page on its corporate website at www.triquint.com; and security holders of RFMD will be able to obtain free copies of the Registration/Joint Proxy Statement from RFMD by contacting Investor Relations by mail at RF Micro Devices, Inc., 7628 Thorndike Road Greensboro, North Carolina 27409-9421, Attn: Investor Relations Department, by telephone at (336) 678-7088, or by going to RFMD’s Investor Relations page on its corporate web site at www.rfmd.com.
Participants in the Solicitation
RFMD, TriQuint and HoldCo and their respective directors, executive officers and various other members of management and employees may be deemed to be participants in the solicitation of proxies from RFMD’s shareholders in connection with the proposed Business Combination. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of TriQuint or RFMD security holders in connection with the proposed Business Combination is set forth in the preliminary Registration/Joint Proxy Statement, and will also be set forth in the final Registration/Joint Proxy Statement. Information about TriQuint’s directors and executive officers is set forth in TriQuint’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which was filed with the SEC on February 21, 2014, and its Amendment No. 1 to Annual Report on Form 10-K/A, which was filed with the SEC on April 10, 2014. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from TriQuint by contacting Investor Relations by mail at TriQuint Semiconductor, Inc., 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124, Attn: Investor Relations Department, by telephone at (503) 615-9413, or by going to TriQuint’s Investor Relations page on its corporate web site at www.triquint.com. Information about RFMD’s directors and executive officers is set forth in RFMD’s Annual Report on Form 10-K for the fiscal year ended March 29, 2014, which was filed with the SEC on May 21, 2014. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from RFMD by contacting Investor Relations by mail at RF Micro Devices, Inc., 7628 Thorndike Road Greensboro, North Carolina 27409-9421, Attn: Investor Relations Department, by telephone at (336) 678-7088, or by going to RFMD’s Investor Relations page on its corporate web site at www.rfmd.com. Additional information regarding the interests of these potential participants in the solicitation of proxies in connection with the proposed Business Combination is included in the preliminary Registration/Joint Proxy Statement and the other relevant documents filed with the SEC.